Exhibit 4.81

AMENDED & RESTATED SUB-SERVICING AGREEMENT

Between

Synchrony Bank

And

Synchrony Financial

TABLE OF CONTENTS

1.	Definitions	2
2.	Services	3
3.	Compensation	5
4.	Records and Reports; Audits	10
5.	VAT	11
6.	Withholding For Tax	12
7.	Term and Termination	12
8.	Confidentiality	14
9.	Liability	16
10.	Step-In Rights	18
11.	Data Privacy and Security	19
12.	Notices	21
13.	Force Majeure	22
14.	Agency	23
15.	Assignment	23
16.	Governing Law and Disputes	23
17.	Intellectual Property	24
18.	Delegation of Responsibilities	24
19.	Miscellaneous	26

LIST OF SCHEDULES

1. Schedule 1 – Defined Terms

2. Schedule 2 – Form of Statement of Work

This Amended and Restated Sub-Servicing Agreement (this “Agreement”) is effective as of January 1, 2015 (the “Effective Date”) and is entered into by Synchrony Bank, a federal savings bank organized under the laws of the United States with offices at 170 West Election Road, Suite 125 Draper, Utah 84020 (the “Service Provider”) and Synchrony Financial a company incorporated under the laws of the State of Delaware, United States of America with offices at 777 Long Ridge Road, Building B, Stamford, CT 06927 (the “Service Recipient”) (Service Provider and Service Recipient are collectively referred to as the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Service Recipient provides services to its Affiliates pursuant to servicing agreements and, from time to time, has a need to subcontract for specific services for its Affiliates in specified areas including, but not limited to, business development, capital markets, integration, quality, pricing, risk, underwriting, collections, operations and customer service support, information technology, legal, tax, commercial, asset management and remarketing, sourcing, facilities, human resources, marketing and product management, controllership, accounting and financial planning and analysis, treasury and paymaster services.

WHEREAS, the Service Provider desires to provide such services in accordance with the provisions of this Agreement and any statement of work entered into hereunder, and Service Provider is staffed with experienced personnel who can provide the Services in one or more of the areas covered by this Agreement.

WHEREAS, Service Provider and Service Recipient have entered into a Sub-Servicing Agreement effective as of August 1, 2014 (the “Prior Sub-Servicing Agreement”) regarding services provided by Service Provider to Service Recipient and Service Provider and Service Recipient desire to amend and restate the Prior Sub-Servicing Agreement on the terms set forth herein. The provisions included in this Recitals section are intended to be a general introduction to this Agreement and are not intended to expand the scope of the Parties’ obligations under this Agreement or to alter the plain meaning of the terms of this Agreement. However, to the extent the terms of this Agreement do not address a particular circumstance or are otherwise unclear or ambiguous, such terms are to be interpreted so as to give full effect of the provisions in this Recitals section.

AGREEMENT

IN CONSIDERATION OF the mutual promises and agreements set forth herein, the Service Provider and Service Recipient agree as follows:

1.	Definitions

1.1	All capitalized terms used in this Agreement that are not otherwise defined where they occur shall have the meaning set forth in Schedule 1 attached hereto.

1.2	Any reference in this Agreement to a section, clause or schedule shall be deemed to be a reference to a section, clause or schedule of this Agreement.

1.3	Words denoting the singular herein shall be construed so as to include the plural also and vice versa as the context so requires.

2.	Services

2.1	The Service Recipient may from time to time request the Service Provider to perform the Services provided in an SOW pursuant to the terms set out in this Agreement. Each SOW will be deemed to incorporate by reference the terms and conditions of this Agreement unless the applicable SOW expressly states otherwise. Any future amendment to or modification of the terms and conditions of this Agreement shall be deemed incorporated into each SOW hereunder without the necessity of further action by either Party. Each SOW will be deemed a separate contract between the Service Provider and the Service Recipient. In the event of any conflict or inconsistency between the terms and conditions of this Agreement and the terms and conditions of an SOW, the terms and conditions of this Agreement shall prevail; provided however, that the particular terms of an SOW shall prevail (but solely with respect to conflicts between this Agreement and that particular SOW) if such terms are included in the section of the SOW entitled “TERMS OF THIS SOW THAT TAKE PRECEDENCE OVER THE TERMS OF THE AGREEMENT”. All SOWs will be substantially in the form of Schedule 2 to this Agreement.

2.2	The Service Provider shall provide the relevant Services through correspondence, telephone, electronic commerce, telefax, periodic visits of personnel and other means agreed to from time to time with the Service Recipient as further detailed in each SOW.

2.3	The Service Provider will provide the Services at the requisite standard as provided in this Agreement and each SOW.

2.4	The Services shall be provided on terms (including price) and under circumstances that, taken as a whole, are arms-length with and could be offered to, or could apply to, companies not affiliated with Service Provider. If Service Recipient provides written reliable evidence to Service Provider at any time during the term of this Agreement that the aggregate terms under which each Service is being delivered to Service Recipient are at a price or on other terms that are not such arms-length terms taking into account market variations for comparable Services, Service Provider shall adjust, prospectively and retrospectively, the Agreement to equal the evidenced terms. When an adjustment is required retrospectively for any period prior to the end of the Service Provider’s fiscal period immediately preceding the determination that an adjustment is required (a “Prior Period”), the adjustment required for such Prior Period shall be limited to an adjustment in the amount of Fees assessed during such Prior Period, which shall be payable as the Parties shall mutually agree. In the interest of clarity, any adjustment required for periods other than a Prior Period may include, but is not limited to, an adjustment in price.

2.5	Service Recipient’s and Service Provider’s responsibilities and obligations under this Agreement are as follows:

2.5.1	For the successful completion of the Services, each Party undertakes to:

•	comply with applicable Laws governing performance of its obligations under this Agreement and each SOW hereunder;

•	provide reasonable access to knowledgeable personnel (functional experts) if needed and requested by the other Party;

•	cooperate with the other Party, including by making available management decisions, information, approvals and acceptances, as reasonably requested by a Party so that such Party may accomplish its obligations and responsibilities hereunder;

•	resolve issues in a timely fashion to ensure that Service Provider can meet its obligations and meet specified service levels (if any) as provided in this Agreement and each SOW; and

•	participate in scheduled meetings to discuss the Services provided under this Agreement and each SOW.

2.5.2	For the successful completion of the Services, the Service Provider also undertakes to:

•	Cooperate with Service Recipient to prioritize and co-ordinate tasks;

•	report to the Service Recipient as soon as possible any issues that affect (or may potentially affect) the performance of its obligations under this Agreement or any SOW, including the delivery of Services, and provide Service Recipient with the reports contemplated by section 4.5;

•	comply with Synchrony Bank policies provided to Service Provider governing the performance of Service Provider’s obligations under this Agreement and each SOW;

•	provide the Services consistent with the level of quality that Service Provider provides to itself and its customers; and

•	perform the Services in accordance with the terms of this Agreement and any applicable SOW. If Service Provider fails to perform the Services in accordance therewith, Service Provider shall use its best efforts to correct and remediate such non-performance in a timely manner.

2.6	Service Provider shall have in place during the Term of this Agreement a Business Continuity Plan and/or Disaster Recovery Plan applicable to each Service or piece of information technology as the context may require, and at a minimum, in accordance with commercially reasonable standards and in accordance with such further terms and/or standards (if any) provided in an applicable SOW hereunder. Service Provider agrees that it will test the Business Continuity Plans and Disaster Recovery Plans, as required, based on Service Recipient’s risk-based priority testing requirements.

2.7	Effective as of the Parties’ mutual agreement that section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”) is applicable to Service Provider or any of the Services provided hereunder: (i) Service Provider represents and warrants to Service Recipient that it is in compliance with Section 404 and (ii) Service Provider will supply to Service Recipient, in a form and in a manner specified by the Service Recipient, documents attesting that Service Provider has in place key controls that are effective and have been tested by a Third Party, such as an outside auditor, and that monitor and ensure compliance with Section 404. Notwithstanding the foregoing or any determination regarding the application of Section 404 to Service Provider, Service Provider agrees to certify such of its internal systems and processes as Service Recipient deems necessary to support Service Recipient’s own compliance with Section 404.

3.	Compensation

3.1	In consideration for the provision of the Services, the Service Recipient shall make payment on a monthly basis to the Service Provider of an amount equal to an arm’s length fee comprising (as applicable): (i) a Portfolio Services Fee (as defined below), (ii) an Origination Services Fee (as defined below), (iii) a Stewardship Services Fee (as defined below), and (iv) an IT Services Fee (as defined below and, together with the Portfolio, Origination, and Stewardship Services Fee, the “Fees”), determined in accordance with this section. Prior to the commencement of any Service being provided, (a) the parties shall mutually agree which Fee is applicable to such Service and (b) the Service Provider shall, at its own expense, designate in its operating systems by reference to a specific code, cost center, or otherwise the Fee applicable to such Service.

3.1.1	Service Recipient shall pay Service Provider for Portfolio Services provided under the Agreement an amount calculated in accordance with this Section 3.1.1 (“Portfolio Services Fee”). The Portfolio Services Fee for Portfolio Services provided during any month shall be calculated by adding:

(a)	The amount equal to (x) the product of (A) the aggregate costs of providing PS/CC Portfolio Services which are incurred by Service Provider during such month multiplied by (B) the Monthly PS/CC Active Accounts (Non-Bank Serviced) Percentage for the prior month times (y) a servicing mark-up equal to one hundred five percent (105%); plus

(b)	The amount equal to (x) the product of (A) the aggregate costs of providing RC Portfolio Services which are incurred by Service Provider during such month multiplied by (B) the Monthly RC Active Accounts (Non-Bank Serviced) Percentage for the prior month times (y) a servicing mark-up equal to one hundred five percent (105%).

As used in this section:

(i)	“Active Account” means an account on which a transaction has been made, to which a payment or credit has been made or which otherwise has a balance during any given monthly period.

(ii)	“Monthly PS/CC Active Accounts (Non-Bank Serviced) Percentage” means a percentage equal to the number of PS/CC Active Accounts held by N30, RC1, PLT and MNT at the end of a given monthly period divided by the number of all PS/CC Active Accounts held by Synchrony Financial on a consolidated basis at the end of the same period.

(iii)	“Monthly RC Active Accounts (Non-Bank Serviced) Percentage” means a percentage equal to the number of RC Active Accounts held by N30, RC1, PLT and MNT at the end of a given monthly period divided by the number of all RC Active Accounts held by Synchrony Financial on a consolidated basis at the end of the same period.

(iv)	“MNT” means Synchrony Credit Card Master Note Trust.

(v)	“N30” means Synchrony Financial Canada.

(vi)	“PLT” means PLT Holding. L.L.C.

(vii)	“Portfolio Services” means and refers to Services identified by the parties as “Portfolio Services” in accordance with this section and include such Services as collections or call center servicing, but excludes any Origination, Stewardship, Administrative or IT Services.

(viii)	“PS/CC” refers to Synchrony Bank’s Payment Solutions/Care Credit sales platform.

(ix)	“PS/CC Active Accounts” refers to any Active Accounts arising from or in connection with PS/CC.

(x)	“PS/CC Portfolio Services” refers to any Portfolio Services performed in relation to PS/CC.

(xi)	“RC” refers to Synchrony Bank’s Retail Card sales platform.

(xii)	“RC1” means Retail Finance Credit Services, LLC.

(xiii)	“RC Active Accounts” refers to any Active Accounts arising from or in connection with RC.

(xiv)	“RC Portfolio Services” refers to any Portfolio Services performed in relation to RC.

3.1.2	Service Recipient shall pay Service Provider for Origination Services provided under the Agreement in an amount calculated in accordance with this section 3.1.2 (“Origination Services Fee”). The Origination Services Fee for Origination Services provided during any month shall be calculated by adding:

(a) The amount equal to (x) the product of (A) the aggregate costs of providing PS/CC Origination Services which are incurred by Service Provider during such month multiplied by (B) the Monthly PS/CC Origination Percentage for the prior month times (y) a servicing mark-up equal to one hundred five percent (105%); plus

(b) The amount equal to (x) the product of (A) the aggregate costs of providing RC Origination Services which are incurred by Service Provider during such month multiplied by (B) the Monthly RC Origination Percentage for the prior month times (y) a servicing mark-up equal to one hundred five percent (105%).

As used herein:

(i) “Monthly PS/CC Origination Percentage” means a percentage equal to the PS/CC Originated Volume (Non-Bank) at the end of a given monthly period divided by the PS/CC Originated Volume (Synchrony Financial) at the end of the same period.

(ii) “Monthly RC Origination Percentage” means a percentage equal to the RC Originated Volume (Non-Bank) at the end of a given monthly period divided by the RC Originated Volume (Synchrony Financial) at the end of the same period.

(iii) “Origination Services” means and refers to Services identified by the parties as “Origination Services” in accordance with this section and include such Services as account development and related administrative services, including marketing, client development, and account opening activities, but expressly exclude any Portfolio, Stewardship, Administrative or IT Services.

(iv) “PS/CC Originated Volume (Non-Bank)” means the aggregate amount of receivables arising from new PS/CC sales transactions within N30 and RC1 during a given monthly period.

(v) “PS/CC Originated Volume (Synchrony Financial)” means the aggregate amount of receivables arising from new PS/CC sales transactions within N30, RC1 and Synchrony Bank during a given monthly period.

(vi) “PS/CC Origination Services” refers to any Origination Services performed in relation to PS/CC.

(vii) “RC Originated Volume (Non-Bank)” means the aggregate amount of receivables arising from new RC sales transactions within N30 and RC1 during a given monthly period.

(viii) “RC Originated Volume (Synchrony Financial)” means the aggregate amount of receivables arising from new RC sales transactions with N30, RC1 and Synchrony Bank during a given monthly period.

(ix) “RC Origination Services” refers to any Origination Services performed in relation to RC.

3.1.3	Service Recipient shall pay Service Provider for Stewardship Services provided under the Agreement in an amount calculated in accordance with this section 3.1.3 (“Stewardship Services Fee”). The Stewardship Services Fee for Stewardship Services provided during any month shall be in an amount equal to the product of the aggregate costs of providing Stewardship Services to the Service Recipient which are incurred by Service Provider during such month multiplied by a servicing mark-up equal to one hundred five percent (105%). As used herein, “Stewardship Services” means and refers to Services identified by the parties as “Stewardship Services” in accordance with this section and include such Services as parent company reporting requirements and shareholder activities not for the benefit of Service Provider but expressly exclude any Portfolio, Origination, Administrative or IT Services.

3.1.4	Service Recipient shall pay Service Provider for IT Services provided under the Agreement in an amount calculated in accordance with this section 3.1.4 (“IT Services Fee”). The IT Services Fee for IT Services provided during any month shall be in an amount equal to (x) the product of (a) the aggregate costs of providing IT Services which are incurred by Service Provider during such month multiplied by (b) the Monthly Employee-Usage Percentage for the prior month times (y) a servicing mark-up equal to one hundred five percent (105%). As used herein, (i) “IT Services” means and refers to Services identified by the parties as “IT Services” in accordance with this section and include such Services as system applications, networking, systems administrating, and employee applications but expressly exclude any Portfolio, Origination, Administrative or Stewardship Services; and (ii) “Monthly Employee-Usage Percentage” means and refers to the total number of employees within N30 during a given monthly period divided by the total number of employees within N30 and Synchrony Bank at the end of the same period.

3.1.5	As used herein, “Administrative Services” means and refers to Services identified by the parties as “Administrative Services” in accordance with this section and include such Services as tax, finance, legal, human resource, or compliance services not otherwise picked up in another servicing category, but expressly exclude and Portfolio, Origination, Stewardship or IT Services.

3.2	Transition Services are those Services performed in the migration of a process or function from the Service Recipient to the Service Provider upon the initial commencement of such Service or for additions to such Services. Actual expenses incurred by Service Provider during the transition period such as, but not limited to, compensation and benefits of the transition team, travel and living expenses, cross-training costs and other incidental expenses shall be accumulated for the Service Recipient and shall be billed (in addition to Fees) in accordance with section 3.3.

3.3	Within thirty (30) days after the end of each calendar month, or such other period agreed between the parties, Service Provider shall provide Service Recipient with an itemized invoice (in a form reasonably satisfactory to Service Recipient), setting forth for that period all Fees and other charges incurred during such period pursuant to sections 3.1 and 3.2. Service Recipient shall pay the Service Provider within thirty (30) days of receipt of an invoice in the agreed format. Undisputed balances that are not settled within such thirty (30) day period shall accrue interest at a rate equal to eighteen percent (18%) per annum, or the maximum rate allowed by law, if less, which will accrue from the date the amount was originally due. Additionally, Service Recipient will be responsible for paying all costs of collection (including reasonable attorneys’ fees) incurred because Service Recipient did not pay an undisputed invoice in accordance with the terms of the Agreement. Service Recipient may not dispute any amounts more than 120 days after receipt of the invoice covering such amounts. The Parties will work together in good faith to resolve any timely disputed amount in a prompt and mutually acceptable manner.

3.3.1	So long as Service Recipient is an Affiliate of Service Provider, any such resolution of a payment dispute shall be addressed through intra-company settlement procedures.

3.3.2	During any period in which Service Recipient is not an Affiliate of Service Provider, the Parties shall utilize the informal dispute resolution procedures in section 16.2 of the Agreement in an effort to resolve the dispute. If those representatives do not resolve the dispute as provided in section 16.2 of the Agreement, then the dispute resolution procedures in section 16.3 of the Agreement shall apply.

3.3.3	Service Recipient will pay any disputed amounts within five (5) days after the dispute has been resolved, together with interest at a rate equal to one and one-half percent (1.5%) per month, or the maximum rate allowed by law, if less, which will accrue from the date after the amount was originally due (i.e., if it had not been so disputed). If Service Recipient withholds payment of any amount due under an invoice without following the procedures set forth above in sections 3.3.1 and 3.3.2, Service Provider may suspend performance of the Services. Service Provider will provide Service Recipient with fifteen (15) days’ prior written notice before suspending performance. Service Provider will resume performance within a reasonable period of time after the payment dispute is resolved.

3.4	The Service Provider shall update the methodology and/or servicing mark-ups outlined in section 3.1 where the relevant comparable data indicate that the methodology or any of its components no longer meets the arm’s length standards governing the provision of the Services to the Service Recipient. The appropriate servicing mark-up for the Services rendered will be set in accordance with transfer pricing requirements of both the Service Provider and the Service Recipient and will be based on a transfer pricing study conducted and updated periodically by the Parties. Costs from Affiliates, which include a mark-up, will be passed on to the Service Recipient with no additional mark-up. Where the Service Provider is a U.S. entity, any Service subject to the cost safe-harbour provisions of the Services Regulations under IRC Sec. 482, effective at the time the Service is provided, shall be charged at cost.

3.5	Invoices shall be rendered and payments shall be remitted in United States Dollars ($USD) unless otherwise agreed to by the Parties. The Service Provider will provide the Service Recipient notice of any change in the currency required for payments in accordance with section 12.

3.6	The Service Provider shall provide, upon request of the Service Recipient, support for the Services rendered and invoiced under this Agreement, including if requested:

3.6.1	copies of all invoices from Third Parties where costs have been directly allocated and charged to the Service Provider; and

3.6.2	copies of the books and records demonstrating the accuracy of the cost information provided.

3.7	Service Provider and Service Recipient are parties to a certain Master Services Agreement dated as of July 1, 2014, under which Service Recipient provides services to Service Provider that may subsequently be used (“MSA Pass-Through Services”) to provide Services acquired by Service Recipient under an SOW. The Parties agree that Fees chargeable for Services acquired by Service Recipient under this Agreement shall exclude any costs associated with MSA Pass-Through Services used by Service Provider to provide or perform such Services.

4.	Records and Reports; Audits

4.1	The Service Provider shall keep full and true books and records in accordance with GAAP, applied consistently, in respect of Services provided pursuant to this Agreement and any SOW (hereinafter the “Records”) and maintain the Records for the purposes of inspections for the longer of: (i) a period of ten (10) years from creation of the Record; or (ii) a period prescribed by Synchrony Bank’s applicable document retention policies.

4.2	A Party shall comply with all reasonable advance written requests of the other Party (and/or the Party’s internal or external auditors or Governmental Entities) to review the Records of the Party, such review to be at the expense of the requesting Party. Subject to applicable law, the requesting Party and/or its internal or external auditors or Governmental Entities shall be entitled to make copies and extracts from the Records at the requesting Party’s own expense. If the audited Party’s compliance with, cooperation with and/or support of any such Records review related to such audited Party will cause the audited Party to expend additional resources that it otherwise would not spend in the normal course of providing the Services, the audited Party will notify the requesting Party of such requirement for additional resources (and the hourly rate associated with each). Upon the requesting Party’s authorization, the audited Party will provide such assistance, and the requesting Party will be charged at such associated hourly rates for person hours expended by the audited Party personnel in supporting the requesting Party in connection with such Records review.

4.3	Each Party agrees to permit an audit to be undertaken (i) without prior written notice when it is requested by a Governmental Entity or (ii) upon advance written notice and as reasonably necessary, when it is requested by the other Party or its representatives in order to comply with applicable Laws related to banking, financial, or data privacy rules or regulations.

4.4	Excluding and in addition to the audit rights as detailed in the previous section, each Party (or its authorized representative) shall have the right to conduct one (1) audit per twelve (12) month period during the Term to verify the other Party’s conformance to the terms of this Agreement. Such audits will be conducted during normal business hours and upon reasonable notice to the Party to be audited. During any such audit, the audited Party shall cooperate with the auditing Party (or its authorized representative) and shall make available, upon request, appropriate information related to its conformance to the terms of this Agreement, consistent with applicable law.

4.5	Consistent with applicable law, Service Provider shall provide the reports set forth in an SOW, or as may be requested by a Governmental Entity (e.g. performance reports, control audits, financial statements, security, and business resumption testing reports). Additionally, Service Provider shall provide additional reports as reasonably requested by Service Recipient in accordance with the following: to the extent that Service Provider can provide such reports without a negative impact (a) on the cost of providing the Services or (b) on the performance of the Services as agreed upon in the Agreement, Service Provider will provide such additional reports at no charge. If however Service Provider cannot provide such additional reports without such negative impact, Service Provider shall provide the additional reports for such a charge and on such terms as the Parties may mutually agree. In any event, Service Provider shall always provide a report to Service Recipient in the event Service Provider cannot meet its obligations under this Agreement or any SOW executed pursuant to this Agreement including such detail as requested by Service Recipient.

5.	VAT

5.1	The amounts determined in accordance with section 3 of this Agreement are exclusive of any VAT or equivalent sales, use, consumption, or services taxes and/or duties that are assessed on the provision of the Services as a whole or on any particular Service, and it is the responsibility of both the Service Provider and the Service Recipient to ensure that the correct VAT, or equivalent sales, use, consumption, or services tax and/or duty treatment is applied to any charge and/or Fee in respect of any Services provided. For the avoidance of doubt in the event that VAT is chargeable in addition to the amounts determined in accordance with section 3, Service Recipient shall pay the VAT amount to Service Provider in addition to those amounts on provision of a valid VAT invoice to Service Recipient.

6.	Withholding For Tax

6.1	All payments under this Agreement will be made without any deduction or withholding for, or on account of, any Tax unless such deduction or withholding is required by any applicable Law in effect at the time that the Tax is due to be paid.

6.2	To the extent the Service Recipient (the “payor”) is not required to deduct or withhold Tax by virtue of the Service Provider’s (the “payee”) exempt status under a specific treaty or Law, payee will provide payor with all necessary documents to support payor’s exempt status.

6.3	If payor is so required to deduct or withhold Tax, then payor will:

6.3.1	promptly notify payee of such requirement;

6.3.2	pay to the relevant authorities the full amount required to be deducted or withheld; and

6.3.3	promptly forward to the payee an official receipt (or a certified copy), or other documentation reasonably acceptable to the payee, evidencing such payment to the authorities.

7.	Term and Termination

7.1	Unless and until terminated earlier pursuant to this section 7 or section 13, this Agreement shall continue in force for an initial term of five (5) years from the Effective Date and shall thereafter be automatically renewed for additional twelve (12) month terms, each commencing upon the expiration of the previous term.

7.2	Either Party may terminate without cause any Services in whole or in part at any time upon ninety (90) days prior written Notice to the other Party. Service Recipient shall continue to pay fees for the terminated Services received during such ninety (90) day period and during any period in which transition assistance is provided under section 7.9. In the case of a Service Provider termination Notice, such Notice period shall be extended to take into account the transition assistance described in section 7.9 necessary to ensure that either the Service Recipient’s (a) assumption of such Services or (b) receipt of such Services from a Third Party is reasonably enabled.

7.3	This Agreement or any SOW may be terminated by a non-defaulting Party if a material default (including by any Contractor of a Party) occurs and (i) shall continue unremedied for thirty (30) days after the defaulting Party has received written Notice of such a default or (ii) after agreeing to a remediation plan with the non-defaulting Party, the defaulting Party fails to substantially implement such plan within thirty (30) days after the defaulting Party has received written Notice of such a default.

7.4	A Party may terminate this Agreement or any SOW immediately by written Notice to the other Party if so required by any Law or Governmental Entity.

7.5	Upon a Party (a) entering into arrangements with its creditors, (b) seeking the benefit or protection of bankruptcy proceedings or (c) becoming insolvent or discontinuing its operations, the other Party may terminate this Agreement and all SOWs hereunder at any time upon provision of prior written Notice to the terminated Party.

7.6	This Agreement and any SOW may be terminated as to a Party in the event of the exercise of authority by a Governmental Entity, which results in the expropriation or confiscation of that Party’s business property or any of that Party’s authorization or rights under this Agreement, upon provision of written Notice to the other Party, which written Notice includes the applicable termination date.

7.7	Subject to sections 7.9 and 7.10, this Agreement and any SOW will be automatically terminated as to any Party in the event of (a) the dissolution of that Party or (b) the divestiture and subsequent loss of “Affiliate” status hereunder of that Party.

7.8	Termination or expiration of this Agreement or any SOW shall not terminate the obligation of the Parties to pay fees and expenses that may be due and unpaid on the date of termination or expiration or for Services that have been provided but which have not yet been invoiced on the date of termination or expiration. For the avoidance of doubt, if any SOW remains in effect at such time that this Agreement is terminated or expires, then notwithstanding such termination or expiration of this Agreement, each such SOW shall continue in effect for the term provided therein, and the terms and conditions of this Agreement shall remain applicable thereto.

7.9	Subject to section 7.10, (a) commencing six (6) months prior to the expiration of this Agreement or any SOW or (b) commencing upon a notice of non-renewal or termination of an SOW or this Agreement (if there are outstanding SOWs at such time), including termination pursuant to section 7.7(a), and continuing (as requested by Service Recipient) for up to eighteen (18) months after the effective date of expiration or, if applicable, of termination of an SOW or this Agreement (the “Transition Period”), the Service Provider shall provide to the Service Recipient, or at the Service Recipient’s request to the Service Recipient’s designee, the reasonable termination or expiration assistance requested by the Service Recipient (the “Transition Services”) to allow the Services being performed under this Agreement or the SOW to continue without interruption or adverse effect and to facilitate the orderly transfer of such Services to the Service Recipient or its designee. Service Provider shall also provide Transition Services in the event of any partial termination of this Agreement or an SOW by Service Recipient, such assistance to commence upon Service Recipient’s notice of termination to Service Provider. If requested by Service Provider, prior to provision of termination or expiration assistance to any designee of Service Recipient, Service Recipient will ensure that such designee has first signed a confidentiality agreement with Service Provider, which contains terms and conditions reasonably acceptable to Service Provider. Each Party shall bear its own costs incurred in connection with the Transition Services.

7.9.1	Service Provider shall use commercially reasonable efforts to provide Transition Services utilizing Service Provider personnel then being regularly utilized in performing the Services.

7.9.2	The Parties will agree on specific Transition Services to be furnished by Service Provider, provided that Transition Services shall include, as a minimum: (i) assisting Service Recipient in the development of a transition plan, (ii) making available necessary personnel and resources to facilitate the transition, and (iii) reasonable support for the transition of data and systems to the Service Recipient or its designee. In the event Service Recipient elects not to purchase Transition Services, Service Provider shall not, through any acts or omissions, in any manner knowingly impede the transition process.

7.9.3	During the Transition Period, Service Provider shall continue to provide the Services to the Company on the terms and conditions of this Agreement and any applicable SOW. All representations, warranties and covenants relating to the Services shall apply to the Transition Services and will survive the expiration or termination of this Agreement with respect to the Transition Services.

7.9.4	Any disputes between the Parties concerning the provision of any such Transition Services shall be resolved in accordance with the dispute resolutions provisions of this Agreement.

7.10	In the event that Synchrony Financial divests its interest in a Party to this Agreement due to the insolvency of such Party, (i) the terms of this Agreement shall continue to govern any SOW’s that have been entered into between the Parties prior to the effective date of such divestiture for a period of twelve (12) months after such divestiture; and (ii) the terms of section 7.9 shall not apply and the divested Party shall not be entitled to receive any Transition Services in connection with such divestiture. If such divested Party is not insolvent at the time of divestiture by Synchrony Financial, (i) Service Provider agrees to undertake, in good faith, the negotiation of a transition services agreement pursuant to which (if executed) certain of the Services described herein would be provided at the election of the entity purchasing the divested Party; and (ii) the terms of section 7.9 shall not apply and neither the divested Party nor the entity purchasing the divested Party shall be entitled to receive any Transition Services prior to or following the divestiture.

8.	Confidentiality

8.1	Each Party shall keep secret and maintain in strict confidence the other Party’s Confidential Information and shall protect such information with at least the same degree of care as such Party exercises with its own information, but in no event less than a reasonable degree of care, provided that Service Provider may disclose such information to properly authorized entities as and to the extent necessary for performance of the Services, and Service Recipient may disclose such information to Affiliates or Third Parties as and to the extent necessary for the conduct of its business, where in each such case, the receiving entity first agrees in writing to obligations substantially similar to those described in this section 8. Both Parties agree to limit disclosure of the other Party’s Confidential Information to individuals who have a legitimate “need to know” the same.

8.2	Confidential Information of a Party shall not:

8.2.1	be used by the other Party for any purpose other than that of provision or receipt of the Services under this Agreement, and

8.2.2	be used except to the extent necessary to satisfy that Party’s obligations under this Agreement.

No portion of a Party’s Confidential Information shall be sold, assigned, leased, commercially exploited, or otherwise disposed of by or on behalf of the other Party, its Affiliates, Authorized Representatives, employees or agents.

8.3	This obligation of secrecy and confidentiality shall not apply to information which:

8.3.1	at the time of disclosure to the receiving Party is in the public knowledge as evidenced by printed publication or otherwise;

8.3.2	after disclosure to the receiving Party becomes part of the public knowledge through no fault of a Party;

8.3.3	was in the possession of the receiving Party at the time of disclosure to it, without obligation of confidentiality;

8.3.4	after its disclosure to the receiving Party, was legally received from a Third Party who had a lawful right to disclose such information to it without any obligation to restrict its further use or disclosure;

8.3.5	was independently developed by the receiving Party without reference to, reliance on, or knowledge of Confidential Information of the disclosing Party; or

8.3.6	the receiving Party has received permission in writing from the disclosing Party to disclose.

8.4	A Party shall not be considered to have breached its obligations by (i) disclosing, in a manner consistent with applicable Law, Confidential Information of the disclosing Party as required to satisfy any legal requirement of a competent Government Entity (including a court order, subpoena, or other valid administrative or judicial notice), provided that, immediately upon receiving any such request and to the extent that it may legally do so, the receiving Party promptly advises the disclosing Party of the request prior to making such disclosure. If (absent a protective order, the receipt of a waiver hereunder, or for any reason) the receiving Party is nonetheless legally compelled to disclose such Confidential Information, the receiving Party may disclose such Confidential Information without liability hereunder, but will in doing so make every effort to secure confidential treatment of any materials disclosed; or (ii) disclosing, in a manner consistent with applicable Law, Confidential Information (other than data that is personally identifiable to a particular person) to its attorneys, auditors, and other professional advisors in connection with services rendered by such advisors, provided that such Party has confidentiality agreements with such professional advisors or such advisors owe professional confidentiality obligations to the Party.

8.5	In the event of any actual or suspected misuse, disclosure or loss of, or inability to account for, any Confidential Information of the disclosing Party, the receiving Party promptly shall (i) notify the disclosing Party upon becoming aware thereof; (ii) promptly furnish to the other Party full details of the unauthorized possession, use, or knowledge, or attempt thereof, and use reasonable efforts to assist the other Party in investigating or preventing the reoccurrence of any unauthorized possession, use, or knowledge, or attempt thereof, of Confidential Information; (iii) take such actions as may be necessary or reasonably requested by the disclosing Party to minimize the violation; (iv) reimburse the disclosing Party for all Costs, losses and expenses actually incurred by the disclosing Party; and (v) cooperate in all reasonable respects with the disclosing Party to minimize the violation and any damage resulting therefrom.

8.6	The Parties acknowledge and agree that all such Confidential Information in any form, and any copies and/or extracts thereof, are and shall remain the sole and exclusive property of the disclosing Party (except to the extent such information is the property of a Third Party). Upon the termination of this Agreement or as requested by the disclosing Party during the term of this Agreement, the receiving Party shall promptly destroy or deliver to the disclosing Party all Confidential Information of the disclosing Party, provided that each Party may keep such Confidential Information if and as long as required by any applicable Law or court or Governmental Entity order (or as a result of any automatic electronic archive and back-up procedures) and provided further that a Party shall have no obligation to destroy any Confidential Information that is subject to a claim, dispute, lawsuit, or subpoena or in any other circumstances in which such Party reasonably believes that destruction of such Confidential Information would be unethical or unlawful. Subject to the foregoing, if Confidential Information is destroyed by the receiving Party rather than returned to the disclosing Party, an officer duly authorized to bind the receiving Party will provide a written certification of same to the disclosing Party.

8.7	This section 8 shall remain in full force and effect notwithstanding any termination of this Agreement.

9.	Liability

9.1	Each Party shall be liable to the other Party for all costs, damages, expenses, and any other liabilities of whatever nature arising out of or in connection with its (or any of its Contractor’s) respective performance or obligations under this Agreement or any SOW or any other agreement or purchase order incorporating this Agreement or any SOW, which are actually incurred by the other Party.

9.2	SUBJECT TO SECTION 9.3, NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN, NEITHER PARTY SHALL BE LIABLE TO THE OTHER PARTY FOR ANY LOSS OF PROFIT, LOSS OF REVENUE, OR ANY OTHER INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL LOSS, DAMAGE OR EXPENSE INDIRECTLY ARISING UNDER THIS AGREEMENT OR AN SOW, INCLUDING FROM THE SERVICE RECIPIENT’S USE OF OR RELIANCE ON SERVICES PROVIDED UNDER THIS AGREEMENT OR ANY SOW, EVEN IF A PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

9.3	The limitations set forth in section 9.2 shall not apply to (i) breaches by either Party of its obligations under sections 8 or 11, (ii) damages occasioned by the wilful misconduct or negligence of a Party, (iii) damages occasioned by Service Provider’s failure to comply with applicable Laws, or (iv) any damages arising from a claim for which a Party seeks indemnification pursuant to section 9.6.

9.4	Service Provider’s nonperformance of its obligations under this Agreement or an SOW hereunder shall be excused if and to the extent such nonperformance results from Service Recipient’s failure to perform its responsibilities hereunder.

9.5	EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, SERVICE PROVIDER EXPRESSLY DISCLAIMS ANY WARRANTY, EXPRESS OR IMPLIED, INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT, NON-INTERRUPTION OF USE, AND FREEDOM FROM PROGRAM ERRORS WITH RESPECT TO THE SERVICES.

9.6	Insurance. So long as Service Provider is an Affiliate of Service Recipient, Service Provide shall not be required to procure and maintain for the benefit of Service Recipient insurance policies with such coverage and in such amounts as would otherwise be required in accordance with Service Recipient’s then-current sourcing policies, procedures and standards for third-party service providers; provided, however, that Service Provider shall procure and maintain insurance in accordance with the preceding standards not later than thirty (30) days after it ceases to be an Affiliate of Service Recipient.

9.7	A Party will indemnify, defend and hold harmless the other Party, its Affiliates and their respective officers, directors, employees, agents and representatives (collectively, “Indemnitees”), from and against the following and any and all losses arising from or in connection with any of the following:

•	Any claim that, if true, would arise from or be attributable to a breach of Service Provider's obligations under section 8 (Confidentiality) and/or section 11 (Data Privacy and Security);

•	Any claim that, if true, would arise from or be attributable to an intentional tort, willful misconduct (including intentional breach of contract), unlawful conduct, or negligence of a Party (or any entity or person for which that Party is responsible);

•	Any claim that a Party’s performance under this Agreement has infringed or misappropriated, any patent, copyright, trademark, trade secret or other Intellectual Proprietary Right of the other Party or any Third Party; or

•	Any claim for death or bodily injury, or the damage, loss or destruction of real or tangible personal property of a Party or Third Parties (including employees of a Party) caused by the tortious conduct of the other Party, its personnel or subcontractors.

9.8	This section shall be applicable only if Service Recipient is not an Affiliate of Service Provider. Each Party's total liability to the other, whether in contract or in tort (including breach of warranty, negligence and strict liability in tort) shall be limited to an amount equal to the total charges paid and/or payable to Service Provider pursuant to this Agreement for performance of the Services for the twelve (12) months prior to the month in which the most recent event giving rise to liability occurred.

10.	Step-In Rights

10.1	If Service Provider fails to perform any Service impacting a critical business function and does not restore such critical business function to full functionality within the time period detailed in an applicable SOW but in no event later than eight (8) hours, or fails to provide any such critical business function on more than two (2) occasions in a period as detailed in an applicable SOW but in no event more than a rolling ten (10) day period, Service Recipient may, at its option, take control of the part of Services impacting such critical business function and, in doing so, may take such other action as is reasonably necessary to restore the critical business function, including engaging a Third Party service provider. Such step-in rights will continue until Service Provider establishes to Service Recipient’s reasonable satisfaction that Service Provider is capable of providing the critical business function and can resume providing the critical business function without business disruption to Service Recipient.

10.2	With respect to Service Recipient’s exercise of step-in rights under section 10.1, Service Provider shall cooperate fully with Service Recipient and its agents and provide all reasonable assistance at no charge to Service Recipient to restore the critical business functions as soon as possible, including giving Service Recipient and its agents all requested access to Service Provider’s service locations and systems, to the extent reasonably necessary to restore such critical business functions. Service Provider may require that any Third Party that is to be provided such access agrees to protect the confidentiality of Service Provider’s Confidential Information and Intellectual Property Rights.

10.3	If Service Provider fails to provide any Services, the Fee on Service Provider’s invoice will be adjusted in a manner such that Service Recipient is not responsible for the payment of any Fee (or other charges) for Services that Service Provider fails to perform.

10.4	Nothing in this section 10 limits Service Provider’s liability or Service Recipient’s rights with respect to any default or nonperformance by Service Provider under this Agreement. Service Provider shall be responsible for Service Recipient’s costs in exercising step-in rights as damages.

11.	Data Privacy and Security

11.1	Service Provider shall, at its own cost, Process Service Recipient Data only to the extent necessary to provide the Services or as otherwise instructed by Service Recipient in writing. Service Provider agrees to comply with all applicable Data Protection Laws, and to protect and maintain the privacy of such Service Recipient Data accordingly. Such compliance shall include, Service Provider (i) not disclosing any Service Recipient Data to any Third Party except as expressly provided in this Agreement or otherwise directed or authorized in writing by Service Recipient; (ii) ensuring that its employees and subcontractors who obtain or have access to Service Recipient Data comply at all times with the Data Protection Laws and the applicable provisions of this Agreement; and (iii) protecting and maintaining the security of all Service Recipient Data in Service Provider’s custody or under Service Recipient’s control. Service Provider shall immediately report to Service Recipient any unauthorized disclosure or use of or any unauthorized access to any Service Recipient Data in Service Provider’s custody or under Service Provider’s control. Where Service Recipient Data consists of Employment Data, Service Provider shall comply and shall cause its personnel to comply, subject to applicable Law, with the policy document titled, “Synchrony Bank Employment Data Protection Standards” and any standards issued thereunder, which Service Provider acknowledges it has received as part of a separate data file.

11.2	Data Security.

11.2.1	Service Provider shall, upon request, provide the Service Recipient with all information pertaining to its data security systems and procedures (physical, technological and organizational) reasonably required to assess the adequacy (in the Service Recipient’s sole discretion) of such systems and procedures with respect to the Services.

11.2.2	Service Provider shall comply and shall cause its personnel to comply, subject to applicable Law, with the “Synchrony Bank Information Security Policy” and any standards issued thereunder, and such other data security policy(ies) that the Parties agree in writing is applicable to the Services.

11.2.3	Without limiting the foregoing, Service Provider shall implement and maintain physical, technical and organizational measures to ensure the security and confidentiality of Service Recipient Data in order to prevent, among other things, accidental, unauthorized or unlawful access, use, modification, disclosure, loss, or destruction of Service Recipient Data. The security measures taken shall be in compliance with applicable Data Protection Laws and any applicable local data or IT security requirements, and shall be adapted to the risks represented by the Processing and the nature of the Service Recipient Data to be Processed, having regard to the state of the art and the cost of implementation.

11.3	Service Provider represents, warrants and covenants that to the extent it provides any of the Service Recipient Data to any of its suppliers, subcontractors and/or agents (such provision being necessary to Service Provider’s performance of the Services), it shall maintain with such suppliers, subcontractors and/or agents during the Term contractual arrangements obligating such Third Parties to implement and maintain physical, technical and organizational data security measures consistent with the obligations placed on the Parties under this Agreement.

11.4	Security Breach Notification, Communications, and Costs.

11.4.1	Service Provider shall notify Service Recipient in the most expedient time possible and without unreasonable delay of any Security Breach involving any Service Recipient Data. Service Provider shall also provide Service Recipient with a detailed description of the Security Breach, the type of data that was the subject of the Security Breach, the identity of each affected person, and any other information the Service Recipient may request concerning such affected persons and the details of the Security Breach, as promptly as such information can be collected or otherwise becomes available.

11.4.2	The Service Provider shall take action immediately to investigate the Security Breach and to identify, prevent and mitigate the effects of any such Security Breach, and to carry out any recovery necessary to remedy the impact.

11.4.3	Except as the Service Recipient may otherwise direct, Service Provider shall, at its sole cost and expense, send out all Security Notices, provide all credit monitoring or other fraud alert services, and effect all other remedies to the extent any of the foregoing are required by applicable Law in relation to any Security Breach or may be customary in the industry or required under the Service Recipient’s existing policies or contractual commitments.

11.4.4	To the extent permitted by applicable Law, Service Provider shall provide Service Recipient with reasonable notice of, and the opportunity to comment on and approve, the content of all Security Notices prior to any publication or communication thereof to any Third Party, except Service Recipient shall not have the right to reject any content in a Security Notice that Service Provider must include in order to comply with applicable Law.

11.4.5	Notwithstanding anything in this section 11 or this Agreement to the contrary, Service Recipient and Service Provider shall cooperate with each other to ensure that Service Recipient provides Service Provider with only as much Service Recipient Data as is required for Service Provider to provide the Services hereunder. If Service Recipient intends to deliver to Service Provider more Service Recipient Data than is necessary for Service Provider to perform the Services and Service Provider, in light of this section 11.4, does not wish to receive such Service Recipient Data, Service Recipient and Service Provider shall escalate the matter to their respective relationship managers who shall, in good faith, attempt to resolve the issue, including, if appropriate, by modification to this section 11.4 solely for the specific Service Recipient Data for which the issue arose.

11.5	The Parties understand and agree that each may require the other to provide certain Personal Data such as the name, address, telephone number, and e-mail address of representatives in transactions, and that each may store such data in databases located and accessible globally by their personnel and use it for purposes reasonably related to the performance of this Agreement. Each Party agrees that it will comply with all legal requirements associated with transferring any Personal Data, will not share the other’s Personal Data beyond itself, its affiliates and its contractors, and shall use reasonable technical and organizational measures to ensure that the other’s Personal Data is processed in conformity with applicable data protection Laws. Each Party may obtain a copy of its Personal Data from the other and may submit updates and corrections to it by sending written notice in accordance with the “notice” provision in this Agreement.

12.	Notices

12.1	Notices.

12.1.1	All Notices shall be sent by either (a) hand delivery (against a signed receipt), (b) express overnight courier with a reliable system for tracking delivery, or (c) electronic mail (so long as an automated return receipt is received by the sender).

12.1.2	Notices received by the recipient at its address below will be deemed given (i) on delivery, if delivered personally or sent by overnight courier or (ii) when the sender receives an automated message confirming delivery, if sent by email, it being agreed that the sender shall retain proof of transmission or delivery, as the case may be.

Party & Title of Individual	Address
Service Provider:	Synchrony Bank Attn: President 170 West Election Road, Suite 125 Draper, UT 84020

with copies to: General Counsel; and Affiliate Operations Manager	Synchrony Bank 170 West Election Road, Suite 125 Draper, UT 84020

Service Recipient:	Synchrony Financial Attn: President 777 Long Ridge Road, Building B Stamford, CT 06927

with a copy to:	Synchrony Financial Attn: General Counsel 777 Long Ridge Road, Building B Stamford, CT 06927

A Party named above may change its Notice details upon giving Notice to the other Parties named above of the change in accordance with this section 12.1. That Notice shall only be effective on the third (3rd) business day after the date that the Notice has been received in accordance with section 12.1.3 below or such later date as may be specified in the Notice.

12.1.3	Any Notice shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(i)	if delivered personally, on delivery;

(ii)	if sent by courier, on delivery; or

(iii)	if emailed, when the sender receives an automated message confirming delivery.

12.1.4	Any Notice given outside working hours in the place to which it is addressed shall be deemed not to have been given until the start of the next period of working hours in such place.

13.	Force Majeure

13.1	No Party shall be held in breach of its obligation hereunder to the extent the performance or observance of such obligation (except payment of Fees hereunder) is prevented or delayed by reason of act of God, war and other hostilities, civil commotion, accident, strikes, lock-outs, trade disputes acts or restraints of governments, restrictions of imports or exports or any other cause not within the control of the Party concerned.

13.2	Where a Party is unable to comply with an obligation hereunder due to an event or circumstances referred to in section 13.1 above, it shall forthwith notify the other Party (such other Party hereinafter referred to as the “Affected Party”) of the nature and effect of such event or circumstance, and the Parties, where the same is practicable, shall use every reasonable endeavor to minimize such effect and to comply with their respective obligations herein contained, as nearly as may be practicable in their original form.

13.3	In addition to rights as detailed in section 10, where such event or circumstance persists for a period of six (6) months during which, in the reasonable opinion of the Affected Party, it is having a material adverse effect upon the performance of this Agreement, then the Affected Party shall be entitled to terminate this Agreement as to the Party unable to perform, by giving to such Party at least thirty (30) days’ prior written notice of its intention to do so. This notice provision may be waived by mutual agreement of the Parties.

13.4	This section 13 provides a procedure in addition to the rights of termination provided in section 7 above and, with the exception of the provisions on termination for breach referred to in section 7.3, does not limit the rights of termination referred to in that section.

14.	Agency

Except as otherwise provided, nothing in this Agreement shall be construed to place a Party or its employees in the position of a partner, agent or employee of another Party and no Party or its employees shall have the power to bind the other Party with respect to Third Parties. Each Party covenants and agrees not to hold itself or its employees out as a partner, agent or employee of another Party with respect to this Agreement.

15.	Assignment

This Agreement shall not be assignable in whole or in part by either Party without the other Party’s written consent, which shall not be unreasonably withheld, and any attempted assignment without such consent shall be void.

16.	Governing Law and Disputes

16.1	This Agreement will be governed by and construed in accordance with the laws of the State of New York, without regard to any provision that would require or permit the application of a different jurisdiction’s law.

16.2	At the written request of either Party, the Parties will initially attempt to resolve any dispute arising under or relating to this Agreement through the informal means described in this section 16.2, and prior to arbitrating the dispute as provided in section 16.3. Each Party will appoint a senior management representative, who will negotiate in good faith in an effort to resolve the dispute. Formal proceedings (as provided in section 16.3) may not be commenced until the earlier of: (a) the designated representatives agreeing that resolution through continued negotiation does not appear likely or (b) thirty (30) calendar days having passed since the initial request to negotiate the dispute was made; provided, however, that a Party may file earlier to avoid the expiration of any applicable limitations period, to preserve a superior position with respect to other creditors, or to apply for interim or equitable relief.

16.3	After the parties have exhausted the informal dispute resolution procedures provided in section 16.2, any remaining question or dispute arising out of or relating to this Agreement will be settled by final and binding arbitration by the American Arbitration Association and judgment on the award may be entered in any court having jurisdiction. There will be three arbitrators, one selected by each Party, and the two so selected will select a third arbitrator. The third arbitrator will serve as chairman of the arbitration. The seat of the arbitration will be Manhattan or such other location as the Parties may mutually agree. The arbitrators will have no authority to award any damages that are excluded by the terms and conditions of this Agreement. The arbitration shall be conducted (and the final opinion issued) in the English language. Either Party will have the right to apply at any time to a judicial authority for appropriate injunctive or other interim or provisional relief, and will not by doing so be deemed to have breached its agreement to arbitrate or to have affected the powers reserved to the arbitrators.

16.4	Subject to section 16.3, the Parties agree that the State of New York courts shall have exclusive jurisdiction to settle any disputes or claims arising out of this Agreement and subject to resolution by courts.

17.	Intellectual Property

17.1	Each Party is the owner of and shall retain all right, title and interest in and to its Prior Intellectual Property. Except as expressly provided in section 17.3 of this Agreement, nothing contained in this Agreement shall give either party any right, title or interest in any Prior Intellectual Property of the other party and neither party will make any representation or do any act that may be taken to indicate that it has any right, title or interest in or to the Prior Intellectual Property of the other party.

17.2	Unless otherwise expressly provided in an SOW, Service Recipient shall exclusively own all right, title and interest in and to any Intellectual Property Rights arising from or created in connection with the Services (subject to any Prior Intellectual Property of Service Provider incorporated therein) (the “Work Product”). In the event that any Work Product is not deemed to be solely and exclusively owned by Service Recipient for any reason, Service Provider hereby assigns, and agrees to assign, to Service Recipient, Service Provider’s entire right, title and interest in and to such Work Product and the Intellectual Property Rights therein. Service Provider also agrees to execute such further documents and to perform such further acts, at Service Recipient’s expense, as may be necessary to perfect the foregoing assignment and to protect Service Recipient’s rights in the Work Product. In the event Service Provider fails or refuses to execute such documents, Service Provider hereby appoints Service Recipient as its attorney-in-fact (this appointment to be irrevocable and a power coupled with an interest) to act on its behalf and to execute such documents.

17.3	Unless otherwise expressly provided in an SOW, any of Service Provider’s Prior Intellectual Property that is integrated into, or used with Work Product shall be owned by Service Provider.

18.	Delegation of Responsibilities

18.1	Unless otherwise provided in section 18.2 below or an SOW, Service Provider shall be permitted to subcontract any or all of its obligations under this Agreement to a Contractor. Such subcontracting to a Contractor pursuant to this section 18 shall in no way release Service Provider from its obligations under this Agreement. Service Provider shall remain responsible for acts, obligations, services and functions performed by Contractors to the same extent as if such acts, obligations, services and functions were performed by Service Provider personnel, and for purposes of this Agreement, such work shall be deemed work performed by Service Provider. Any reference to Service Provider under this Agreement shall be deemed to include its Contractors unless the context indicates otherwise.

18.2	In addition to any terms set forth in an SOW, Service Provider’s ability to delegate or subcontract its obligations under this Agreement is subject to the following:

Service Provider may not delegate or subcontract the performance of any substantial or material portions of the Services being provided to Service Recipient without the express written consent of Service Recipient, which may be approved or disapproved in its sole discretion. Notwithstanding the foregoing, it is understood and agreed that Service Provider may without Service Recipient’s approval (but with prior written notice to Service Recipient) subcontract non-substantial or non-material portions of the Services, including by way of example and not limitation, mailing or photocopying activities, provided that Service Provider remains fully responsible under this Agreement for the performance of the Contractor as if Service Provider had performed the contracted services. Service Recipient may revoke its prior approval of a Contractor and direct Service Provider to replace such Contractor if the Contractor’s performance is materially deficient, good faith doubts exist concerning its ability to render future performance because of changes in its ownership, management, financial condition or otherwise, or there have been material misrepresentations by or concerning the Contractor. Service Provider will manage, supervise and provide direction to Service Provider personnel and cause them to comply with the obligations and restrictions applicable to Service Provider under this Agreement. Service Provider shall monitor and is responsible for the acts and omissions of Service Provider personnel under or relating to this Agreement.

18.3	Each Contractor shall be engaged under written contracts with Service Provider on terms and conditions consistent with the obligations provided in this Agreement, including section 8 (Confidentiality) and section 11 (Data Privacy & Security).

18.4	Service Provider shall indemnify and hold harmless Service Recipient for any losses caused by a breach of this Agreement arising from an act or omission of a Contractor of Service Provider’s. With respect to any Services performed by a Contractor, Service Provider shall (i) implement adequate controls and monitoring of such performance, (ii) provide Service Recipient with reasonable periodic reports as mutually agreed by the Parties regarding such Contractor performance of Services, and (iii) be liable to Service Recipient for any non-performance of such Services by such Contractor.

18.5	Any notice, correspondence or other form of correspondence transmitted by any Service Recipient customer or client, including its card or accountholders, and received by Service Provider (or any of its Contractors) shall be forwarded to Service Recipient within two (2) business days of receipt by electronic mail and express overnight courier.

19.	Miscellaneous

19.1	The Service Provider shall comply, subject to applicable Law, with all policies that the Parties identify in an SOW as being applicable to the provision of the Services.

19.2	With effect from the Effective Date, this Agreement, including any schedules and exhibits referred to herein and attached hereto and any SOWs executed hereunder, each of which is incorporated herein for all purposes, constitutes the full and entire understanding and agreement between the Parties with regard to the subject matter hereof and supersedes any prior agreements currently in force between the Parties governing the Services, including the Prior Sub-Servicing Agreement and any SOW’s entered into thereunder, unless otherwise agreed between the Parties.

19.3	Except to the extent expressly provided herein, this Agreement (and each SOW hereunder) shall not be deemed to create any rights in Third Parties, or to create any obligations of a Party to any such Third Parties. There are no Third Party beneficiaries of this Agreement, whether intended, incidental, or otherwise.

19.4	Each Party shall, at the request of the other Party, perform those actions, including executing additional documents and instruments, reasonably necessary to give full effect to the terms of this Agreement or any SOW.

19.5	The invalidity, illegality or unenforceability of any one or more of the provisions of this Agreement will in no way affect any other provision which will remain in full force and effect.

19.6	Regardless of any language into which this Agreement may be translated and/or thereafter executed, the official, controlling and governing version of this Agreement shall be exclusively the English language version. The headings of particular sections of this Agreement are inserted for convenience of reference only and shall in no way define, limit, expand, or otherwise affect the construction or interpretation of any provision of this Agreement. The language of all parts of this Agreement shall in all cases be construed as a whole according to its fair meaning and not strictly for or against either of the parties.

19.7	Each provision herein shall be treated as a separate and independent clause, and the unenforceability of any one clause shall in no way impair the enforceability of any of the other clauses of the Agreement. Moreover, if any provision contained in this Agreement shall for any reason be held to be excessively broad as to scope, activity, subject, or otherwise unenforceable, such provision shall be construed by the appropriate judicial body by limiting or reducing it or them so as to be enforceable to the maximum extent compatible with the applicable law.

19.8	All provisions of this Agreement related to confidentiality, data privacy or security; indemnification; intellectual property rights; representations, warranties and/or covenants; non-solicitation; limitations on liability; record retention; inspection or audit rights; and transition servicing shall expressly survive any termination or expiration of this Agreement.

19.9	This Agreement may be modified or amended by an agreement in writing executed by an authorized representative of each Party.

19.10	This Agreement may be executed by the different Parties hereto on separate counterparts and by facsimile or scanned (.pdf) signature, each of which when so executed and delivered shall be an original, but all of which together constitute one and the same Agreement with the same effect as if all the signatures were upon the same instrument. A facsimile, scanned or telecopy signature shall be as legally effective as an original signature.

19.11	The provisions included in the Recitals section are intended to be a general introduction to this Agreement and are not intended to expand the scope of the Parties' obligations under this Agreement or to alter the plain meaning of the terms of this Agreement. However, to the extent the terms of this Agreement do not address a particular circumstance or are otherwise unclear or ambiguous, such terms are to be interpreted so as to give full effect to the provisions in the Recitals section.

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IN WITNESS WHEREOF the Parties have caused their duly authorized officers or representatives to sign this Agreement effective as stated herein.

Synchrony Bank (SERVICE PROVIDER)

170 Election Road, Suite 125

Draper, UT 84020

By:	/s/ Margaret Keane

Name:	Margaret Keane

Title:	Chief Executive Officer

Synchrony Financial (SERVICE RECIPIENT)

777 Long Ridge Road, Building B

Stamford, CT 06927

By:	/s/ Brian Doubles

Name:	Brian Doubles

Title:	Executive Vice President & CFO

Schedule 1

Defined Terms

The following are defined terms in this Agreement:

1.	“Affected Party” has the meaning provided in section 13.2.

2.	“Affiliate” shall have the meaning attributed to it in 12 U.S.C. §§ 371c and 371c-1 and 12 C.F.R. 223.2.

3.	“Agreement” has the meaning provided in the preamble.

4.	“Business Continuity Plan” means an applicable comprehensive business continuation program, supporting certain existing Disaster Recovery Plans, that defines the recovery process to be followed by the Service Provider to maintain critical business functions (including critical service providers and processes) with respect to the Services during an unexpected business interruption.

5.	“Business Critical Function” means and refers to functions that must be restored in the event of a disruption to ensure Service Recipient’s ability to meet its regulatory responsibilities and/or continue its business operations, in each case, is not significantly impaired.

6.	“Confidential Information” shall mean all information, in any form: (i) that is furnished to, obtained from, or disclosed to, directly or indirectly, the other Party under this Agreement and (ii) that is (A) marked or designated in writing in a manner to indicate it is confidential, restricted, or with a similar designation or (B) of a nature that a reasonable person would understand it to be confidential.

7.	“Contractor” means an Affiliate or Third Party contractually obligated to provide services to Service Provider.

8.	“Controls” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled by” and “under common Control with” will have correlative meanings.

9.	“Costs” mean all direct and indirect charges incurred by the Service Provider in providing the Services including personnel expenses as well as other operational expenses.

10.	“Data Protection Laws” means Laws relating to data privacy or data protection, such as: (i) data protection, information security and privacy Laws, in the country where the Services are to be delivered; (ii) GLB; (iii) HIPAA; and (iv) with respect to all countries other than those governed by the Laws in section 11, all Laws similar to or addressing the same subject matter covered in section 11.

11.	“Data Subject” means an identified or identifiable natural person.

12.	“Disaster Recovery Plan” means an applicable plan that describes the process and procedures required to be performed with respect to certain information technology in order to recover data in the event of a disaster.

13.	“Effective Date” has the meaning provided in the preamble.

14.	“Employment Data” means any information about an identified or identifiable individual that is obtained in the context of such person’s working relationship with the Service Recipient or any Affiliate. Such persons include, for example, job applicants, employees (whether temporary or permanent), contingent workers, retirees, and former employees, as well as any dependents or others whose Personal Data have been given to the Service Recipient or the Service Provider or any Affiliate by such persons.

15.	“Fee” has the meaning ascribed to such term in section 0.

16.	“GAAP” means generally accepted accounting principles, as in effect in the United States from time to time

17.	“GLB” means Title V of the Gramm-Leach-Bliley Financial Services Modernization Act of 1999 and regulations promulgated under that act.

18.	“Governmental Entity” means any domestic or foreign federal, national, state, provincial, local, county or municipal government or supra-national, governmental, judicial, regulatory or administrative agency, department, commission board, bureau, court or other authority, including the Federal Reserve, the Office of the Comptroller of the Currency, and any other regulatory agency.

19.	“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, and regulations promulgated under that act.

20.	“Including” and its derivatives (such as “include” and “includes”) mean “including, without limitation”. This term is as defined, whether or not capitalized in this Agreement.

21.	“Intellectual Property Rights” shall mean, as provided or construed in any jurisdiction, any and all: (i) rights associated with works of authorship, including copyrights, moral rights and mask-work rights; (ii) trademarks, service marks, trade or business names, trade dress, symbols, logos, designs, design rights (whether registrable or otherwise), and other source identifiers, whether registered, and the goodwill associated there; (iii) rights relating to know-how or trade secrets, including ideas, concepts, methods, techniques, inventions (whether developed or reduced to practice); (iv) patents, designs, algorithms and other industrial property rights; (v) other intellectual and industrial property rights of every kind and nature, however designated, whether arising by operation of law, contract, license or otherwise; and (vi) registrations, initial applications (including intent to use applications), renewals, extensions, continuations, divisions or reissues now or after in force (including any rights in any of the foregoing).

22.	“Law” means any domestic or foreign federal, state, provincial or local statute, law (including common law), ordinance, regulation, rule, code, or governmental order or decree, or any other requirement or rule of law.

23.	“MSA Pass-Through Services” shall have the meaning provided to such term in section 3.7.

24.	“Notice” means all notices, demands, consents or other communications made under or in connection with the matters contemplated by this Agreement by any of the Parties to another Party.

25.	“Party” or “Parties” has the meaning provided in the preamble.

26.	“Person” means any natural person or entity including but not limited to any association, branch, corporation, company, partnership, body corporate, limited liability company or group, and that person’s or entity’s personal representatives, successors or permitted assigns.

27.	“Personal Data” means any information relating to Data Subject, including, a Data Subject’s name, address, telephone number, e-mail address, business contact information, social security number, driver’s license number, financial account number or other financial information, or medical or health-related information.

28.	“Prior Intellectual Property” means any Intellectual Property Rights owned by a Party and that were in existence as of the Effective Date.

29.	“Processing” (and its derivatives, such as “Process”) means any operation or set of operations performed upon Service Recipient Data by Service Provider, whether or not by automatic means, such as collection, recording, organization, storage, adaptation or alteration, retrieval, accessing, consultation, use, disclosure by transmission, dissemination, or otherwise making available, alignment or combination, blocking, erasure, or destruction..

30.	“Records” means full and true books and records kept in accordance with generally accepted accounting principles, consistently applied, in respect of Services provided pursuant to this Agreement and any SOW.

31.	“Security Breach” means any event involving an actual compromise of the security, confidentiality or integrity of Service Recipient Data, including any unauthorized access or use, or loss or theft, of equipment containing Service Recipient Data.

32.	“Security Notices” means all filings, communications, notices, press releases or reports related to any Security Breach.

33.	“Service Provider” has the meaning provided in the preamble.

34.	“Service Recipient” has the meaning provided in the preamble.

35.	“Service Recipient Data” means Personal Data, Employment Data, financial data, and all other information concerning the Service Recipient or any Affiliate, or its personnel, clients or customers, provided to Service Provider by or on behalf of Service Recipient, or created by Service Provider based on information provided by or on behalf of Service Recipient.

36.	“Services” means the particular services listed in an SOW to this Agreement, or any such similar services as may be agreed from time to time between the Parties in writing.

37.	“SOW” means any statement of work or other written agreement between the Parties which details the Services to be provided pursuant to this Agreement.

38.	“Tax” means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or delay in paying any of the same).

39.	“Third Party” means any Person who is not a Party hereunder.

40.	“Transition Period” shall have the meaning provided in section 7.9 of this Agreement.

41.	“Transition Services” shall have the meaning provided in section 7.9 of this Agreement.

42.	“VAT” shall mean any value added Tax, goods and services Tax or similar Tax, including such Tax as may be levied in accordance with (but subject to derogation from) EC Directive 2006/112/EC (and other EC directives relating to VAT) and/or local legislation imposing value added tax in the relevant jurisdiction.

Schedule 2

FORM OF STATEMENT OF WORK

[Service Provider name here] (“Service Provider”)

and

[Service Recipient name here] (“Service Recipient”)

(collectively referred to as the “Parties” and each a “Party”).

This Statement of Work (this “SOW”), effective as of [date] (the “SOW Effective Date”) is made by and between Service Provider and Service Recipient. This SOW shall be subject to (and governed by) the terms and conditions of the Sub-Servicing Agreement effective as of [date] by and between Service Provider and Service Recipient, as amended from time to time in accordance with the terms therein (the “AGREEMENT”), and the terms of the Agreement are hereby incorporated herein by reference, subject to section 6 of this SOW. This SOW sets forth the details for the Services described herein. Capitalized terms not defined in this SOW shall have the meanings ascribed to them in the Agreement. All obligations set forth herein shall be for the benefit of the Service Recipient and can be enforced by the Service Recipient against the Service Provider.

1.	Term. This SOW shall be effective as of the SOW Effective Date and shall continue in force for an initial term of one (1) year from the SOW Effective Date and shall thereafter renew automatically for additional one (1) year terms, each commencing upon the expiration of the previous term, unless otherwise terminated in accordance with the express terms of the Agreement.

2.	Services. The Service Provider agrees to and shall perform, upon request, any of the following Services:

[Include here the specific Services to be provided under this SOW.]

2.1      Performance Standards for the Services. (“Service Levels” or “Service Level Agreement”)

[Insert performance standards. Include a detailed description of the quality standards, service level requirements, specifications and acceptance criteria of the Service.]

The Parties shall address any failure by Service Provider to perform the Services in accordance with the Service Levels pursuant to the dispute resolutions procedures established under section 16 (Governing Law & Disputes) of the Agreement.

2.2      Reports. The following reports shall be provided by Service Provider at the identified frequency as part of the Services:

[Insert report list here.]

3.	Location. Service may be performed at the premises of the Service Provider or the Service Recipient or such other location in mutually agreed to by both Parties.

4.	Payment.

a.          Payment. Payment shall be in accordance with the provisions of Section 3 of the Agreement.

b.          Invoices. The Service Provider shall invoice the Service Recipients for Services provided hereunder in accordance with the terms of the Agreement.

7.	Amendments. All Amendments must be consistent with the terms and conditions of the governing Agreement.

8.	TERMS OF THIS SOW THAT TAKE PRECEDENCE OVER THE TERMS OF THE AGREEMENT.

[Note: Pursuant to section 2.1 of the Agreement, if any provision of this SOW conflicts with the terms in the Agreement, that provision in this SOW will control only if this section 8 expressly states that both Parties intend that the conflicting provision in the Agreement not apply. Thus, all applicable terms of this SOW that conflict with a provision in the Agreement (including terms already identified above in the other sections of this SOW) must be expressly identified in this section 8. If such terms are not also listed in this section 8, they will not prevail over the conflicting terms in the Agreement.]

[Notwithstanding anything in the Agreement to the contrary, including section 17 thereof, Service Provider shall own any Intellectual Property Rights arising from or created in connection with its provision of the Services.]

IN WITNESS WHEREOF, the Parties hereto have caused this SOW to be executed, effective as of the SOW Effective Date.

[SERVICE PROVIDER]

By:

Print Name:

Title:

[SERVICE RECIPIENT]

By:

Print Name:

Title: